CALIBRE MINING CORP.

(formerly TLC Ventures Corp.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

(Expressed in Canadian Funds)

Calibre Mining Corp.	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Canadian Funds
(Unaudited)

	June 30	December 31
ASSETS	2007	2006
Current
Cash and cash equivalents	$6,143,521	$7,685,884
Amounts receivable	74,880	56,264
Prepaid, deposits and advances	167,226	280,613
	6,385,627	8,022,761

Property and Equipment (Note 4)	254,468	104,878
Mineral Property Costs – Schedule (Note 5)	2,208,279	2,313,600

	$8,848,374	$10,441,239

LIABILITIES
Current
Accounts payable	$117,150	$18,791
Accrued liabilities	32,002	282,711
Due to related parties (Note 8a)	65,034	38,300
	214,186	339,802

Non-Controlling Interest – Cybele Resources Inc. (Note 6)	1	47,100

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	18,187,054	17,914,241
Contributed Surplus - Statement 2	3,611,729	3,086,706
Deficit - Statement 2	(13,164,596)	(10,946,610)
	8,634,187	10,054,337
	$8,848,374	$10,441,239

ON BEHALF OF THE BOARD:

“Robert Brown”                                                      , Director

“Edward Farrauto”                                               , Director

- See Accompanying Notes -

Calibre Mining Corp.	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Period Ended June 30, 2007
Canadian Funds
(Unaudited)

	Common Shares
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance – December 31, 2005	19,631,501	$13,780,170	$1,617,647	$(9,310,772)	$6,087,045
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Issuance of shares per stock split (Note
7b)	19,706,415	-	-	-	-
Issuance of shares for cash	8,700,000	4,032,821	468,069	-	4,500,890
Stock compensation expense	-	-	630,890	-	630,890
Stock compensation included in
Mineral Property costs	-	-	370,100	-	370,100
Loss for the period	-	-	-	(1,635,838)	(1,635,838)
Balance – December 31, 2006	48,112,916	17,914,241	3,086,706	(10,946,610)	10,054,337
Issuance of shares for cash	1,450,000	181,250	-	-	181,250
Fair value of options exercised	-	91,563	(91,563)	-	-
Stock compensation expense	-	-	445,754	-	445,754
Stock compensation included in
Mineral Property costs	-	-	170,832	-	170,832
Loss for the period	-	-	-	(2,217,986)	(2,217,986)

Balance – June 30, 2007	49,312,916	$18,187,054	$3,611,729	$(13,164,596)	$8,634,187

- See Accompanying Notes -

Calibre Mining Corp.	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
For the Period Ended June 30
Canadian Funds
(Unaudited)

	Three months		Six months
	2007	2006	2007	2006

Expenses
Amortization	12,347	20,159	$18,678	$24,663
Audit and accounting fees	44,529	16,770	69,519	23,417
Bank charges	842	489	1,215	919
Consulting fees	40,500	30,000	81,000	60,000
Foreign exchange loss (gain)	6,891	(3,128)	16,995	9,893
Insurance	18,686	13,220	32,558	26,785
Legal fees	34,559	31,197	38,945	34,564
Marketing	-	-	-	492
Office, postage and printing	36,899	10,535	57,401	18,173
Rent	31,027	12,282	62,063	24,527
Research and development	-	-	-	3,579
Salaries and wages	175,177	43,939	339,607	82,908
Salaries and wages – Stock compensation	222,689	452,498	445,754	556,008
Shareholder relations	4,830	2,626	5,918	2,626
Telephone and utilities	5,294	5,521	10,623	7,283
Trade shows, conferences	-	-	-	5,514
Transfer agent, regulatory fees	8,348	36,635	16,338	43,593
Travel	53,346	15,773	178,505	27,891

	695,964	688,516	1,375,119	952,835
Other Income (Expenses)
Write off mineral properties	(1,012,667)	-	(1,012,667)	-
Property investigation	-	(40,041)		(90,517)
Interest income	56,342	34,611	122,701	65,201
Non-controlling interest	45,974	(25,716)	47,099	(23,830)

Loss and Comprehensive Loss for the Period	$1,606,315	$719,661	$2,217,986	$1,001,981

Loss per Share – Basic and Diluted	$(0.03)	$(0.02)	$(0.05)	$(0.01)

Weighted Average Number of Common Shares
Outstanding	49,417,312	39,345,420	48,788,607	39,304,438

- See Accompanying Notes -

Calibre Mining Corp.	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
For the Period Ended June 30
Canadian Funds
(Unaudited)

	Three months		Six months
Cash Resources Provided By (Used in)	2007	2006	2007	2006

Operating Activities
Loss for the period	$(1,606,315)	$(719,661)	$(2,217,986)	$(1,001,981)
Items not affecting cash:
Amortization	12,347	20,159	18,678	24,663
Write off – mineral properties	1,012,667	-	1,012,667	-
Non-controlling interest	(45,974)	25,715	(47,099)	23,830
Stock-based compensation	222,689	452,498	445,754	556,008
Net changes in non-cash working capital
components:
Amounts receivable	(12,411)	(23,483)	(18,616)	(39,541)
Accounts payable/accrued liabilities/due to
related parties	(250,507)	(61,165)	(160,771)	(11,158)
Prepaid expenses	59,475	15,869	113,387	(19,271)
	(608,029)	(290,068)	(853,986)	(467,450)

Investing Activities
Property and equipment acquired	(132,539)	(5,734)	(168,268)	(21,776)
Mineral property costs	(280,642)	(267,614)	(701,359)	(334,623)
	(413,181)	(273,348)	(869,627)	(356,399)

Financing Activities
Cash received for shares – net of issuance costs	31,250	-	181,250	-
	31,250	-	181,250	-

Net Decrease in Cash and Cash Equivalents	(989,960)	(563,416)	(1,542,363)	(823,849)
Cash and Cash Equivalents – Beginning of Period	7,133,481	4,784,809	7,685,884	5,045,242
Cash and Cash Equivalents – End of Period	$6,143,521	$4,221,393	$6,143,521	$4,221,393

Schedule of Non-Cash Investing and Financing
Activities
Shares issued for mineral property	$-	$101,250	$-	$101,250
Stock-compensation costs recorded in share capital	$222,689	$556,008	$445,754	$1,756,827

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

- See Accompanying Notes -

Calibre Mining Corp.	Schedule
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
For the Period Ended June 30, 2007
Canadian Funds
(Unaudited)

	Point	Cargo,	Total
	Leamington,	Australia
	Canada

Deferred exploration expenditures
Assaying	$-	$19,630	$19,630
Drilling	-	72,212	72,212
Equipment rental	-	2,119	2,119
Geological consulting	7,686	444,274	451,960
Geophysical	209,060	4,107	213,167
Mineral claim maintenance	580	-	580
Administration	-	114,148	114,148
Travel	-	33,530	33,530
Costs for the Period	217,326	690,020	907,346

Write off – mineral properties (Note 5)		(1,012,667)	(1,012,667)
Balance –December 31, 2006	1,416,076	897,524	2,313,600
Balance – June 30, 2007	$1,633,402	$574,877	$2,208,279

- See Accompanying Notes -

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

1.	Nature of Business

Calibre Mining Corp. (“CXB” or the “Company”) (“An Exploration Stage Company”) is an exploration and mine development company focused on the acquisition, advancement and development of global precious and base metal assets. The recovery of the Company’s investment in its mineral properties is dependent upon the discovery, development and production from ore reserves and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CXB ”. The Company’s corporate head office is in Vancouver, Canada.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

2.	Significant Accounting Policies

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and of Cybele Resources Inc. (“Cybele”) and Cybele’s subsidiary Cybele Resources (Australia) Pty. Ltd., (“Cybele Australia”). TLC owns 96.3% of Cybele. Cybele is a British Columbia company incorporated April 18, 2005. Cybele Australia is an Australian company incorporated on November 28, 2005. During the prior year, Cybele incorporated Cybele (Vanuatu) Ltd. , Cybele (PNG) Ltd., and Cybele (Solomon Islands) Limited. All intercompany balances and transactions have been eliminated upon consolidation.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at December 31, 2006.

Adoption of new accounting standards

On January 1, 2007, the Company adopted two new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); Section 3855, “Financial instruments – recognition and measurement”, and Section 1530, “Comprehensive income”. These standards were adopted on a prospective basis and as such, prior periods have not been restated.

a) Comprehensive income

Section 1530 introduces Comprehensive Income which is comprised of Net Income and Other Comprehensive Income (“OCI”) and represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

2.	Significant accounting policies - Continued

a) Comprehensive income

The Company’s Financial Statements will include a Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income (“AOCI”) will be presented as a new category of Shareholders’ equity in the Balance Sheet.

b) Financial instruments – recognition and measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available -for -sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held -for-trading will be measured at fair value with gains and losses recognized in the Company’s loss for the period. Financial assets held-to-maturity, loans and receivables and financial liabilities other that those held -for -trading, will be measured at amortized cost using the effective interest method of amortization. Available -for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available -for -sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contacts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in the Company’s loss for the period, except for derivatives that are designated as a cashflow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held -for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the immediate expensing of any related transaction costs, fees or premiums.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to their short -term maturity or capacity of prompt liquidation.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

4.	Property and Equipment

			Net Book	Net Book
		Accumulated	Value	Value
	Cost	Amortization	2007	2006
Computer equipment and
software	$128,061	$(26,930)	$101,131	$29,845
Furniture and office
equipment	106,245	(13,835)	92,410	75,033

Leasehold improvements	14,385	(532)	13,853	-
Vehicle	48,947	(1,873)	47,074	-

	$297,638	$(43,170)	$254,468	$104,878

5.	Mineral Property Costs

Details are as follows:

		Deferred	Total	Total
	Acquisition	Exploration	2007	2006

Point Leamington Property	$655,000	$978,402	$1,633,402	$1,416,076
Cargo	-	574,877	574,877	-
International	-	1,012,667	1,012,667	972,462
Write off – mineral properties	-	(1,012,667)	(1,012,667)	(74,938)
	$655,000	$1,553,279	$2,208,279	$2,313,600

a)	Point Leamington Property, Newfoundland, Canada

Pursuant to a letter agreement dated February 13, 2004 with Rubicon Minerals Corporation (“Rubicon”) the Company acquired a 100% interest in the Point Leamington deposit and Mining Lease, located in Newfoundland, Canada. As consideration, the Company issued 600,000 common shares and paid $250,000

There is a 2% Net Smelter Return Royalty on the property held by third parties. In addition, the Company acquired an by staking an additional 1,044 claims in the vicinity of its Point Leamington Mining Lease for a total cost of $62,640. There are no Net Smelter Return Royalties on the newly staked claims.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

5.	Mineral Property Costs – Continued

	b)	International

During the prior year the Company has acquired one Exploration License and two Prospecting Licenses in Vanuatu and three Prospecting Licenses in the Solomon Islands. During the period the Company has decided not to pursue any further exploration and the related acquisition and exploration costs associated with the properties have been written off.

	c)	Cargo Farm-in and Joint Venture Agreement

The Company has entered into a Farm -in and Joint Venture Agreement dated December 19, 2006 with Golden Cross Operations Pty. Ltd. (“Golden”) covering Exploration Licence 5238 (“Cargo Licence”) located in New South Wales, Australia. Under the terms of the agreement the Company can acquire a 70% direct interest in the Cargo License from Golden by spending AUD$5.0 million on exploration and development over 4 years. The Company has committed to a minimum AUD$250,000 by November 28, 2007 with subsequent annual minimum expenditures being at the election of the Company as follows: Year 2: AUD$750,000, Year 3: AUD$1,500,000 and Year 4: AUD$2,500,000. Expenditures in excess of these amounts can be accumulated and carried forward. Once the Company confirms its 70% interest in the Cargo Licence, subsequent program budgets would be funded 70% by the Company and 30% by Golden unless Golden elects to withdraw. In this event the Company could acquire a further 30% interest from Golden and Golden would be entitled to a Net Smelter Return (“NSR”) royalty from future production. The NSR royalty shall be 0.33% in the first year after commencement of production, 0.67% in the second year, 1.33% in the third year and 2.0% in the fourth year and thereafter, provided that if the average daily gold price during any quarter within the first three years is above US$650/oz, an additional 0.33% shall be payable in respect of that quarter.

6.	Cybele Resources Inc.

During 2005 the Company invested $477,000 in Cybele representing 95.08% of the issued and outstanding shares of Cybele. On November 7, 2005 Cybele purchased, from a director of the Company, intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid. Should there be payments made, it will be treated, for accounting purposes, as period costs.

During 2006, the Company purchased an additional 1.22% of Cybele for consideration of US$1,000,000 bringing the Company’s ownership to 96.30%. TLC now owns 15,600,000 common shares out of a total of 16,200,000 commons shares of Cybele. The balance of the common shares are held by Cybele management. As part of the financing into Cybele, the Company was granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

Since the Company does not own 100% of Cybele, there is a non -controlling interest which is recorded at carrying value. This amount is then adjusted for period costs by the non-controlling interest’s portion of the income/(loss).

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

6.	Cybele Resources Inc. – Continued

Details are as follows:

Total net assets of Cybele at June 30, 2007	$902,447
Multiplied by the non -controlling interest – 3.70%	33,390
December 31, 2005 loss allocated to non-controlling interest	(2,817)
December 31, 2006 loss allocated to non -controlling interest	(12,076)
June 30, 2007 loss allocated to non-controlling interest	(18,496)
Total non-controlling interest - Cybele	$1

Subsequent to June 30, 2007 the Company reached agreement with the minority shareholders of Cybele acquire their 3.7% interest in Cybele. Upon completion of the transaction Calibre will own 100% of the issued and outstanding common shares of Cybele. The parties have entered into a share exchange agreement whereby Calibre will issue 442,000 common shares in exchange for 2,210,000 Cybele common shares.

7.	Share Capital

a)	Authorized: Unlimited number of common shares without par value.

b)	Stock split

Pursuant to a special shareholder resolution, the Company affected a 2 new for 1 old stock split on June 15, 2006. All comparative number of shares, options and warrants as well as the weighted average shares outstanding and net loss per share figures have been presented reflecting the stock split.

c)	Share issuance

During 2006 the Company issued by way of a non -brokered private placement financing 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in the Company until January 12, 2008 at a price of $1.00 per share.

The fair value attributable to the common shares and warrants was $4,032,821 and $468,069 respectively.

Assumptions
Risk-free interest rate	4.27%
Expected stock price volatility	60.37%
Expected dividend yield	0.00%
Expected life of warrants	18 months

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

d)	Share Purchase Options

i)

The Company has established a share purchase option plan whereby the Board of Directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 7,780,000 options. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s Board of Directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.

Options granted to directors, officers and employees vest according to the following schedule:

25% - on grant date
25% - six months after grant date 25% - twelve months after grant date 25% - eighteen months after grant date

ii)	A summary of the Company’s options at June 30, 2007 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	June 30,
Price	2006	Granted	Exercised	Cancelled	2007	Expiry date
$0.125	1,910,000	-	(1,450,000)	-	460,000	December 11, 2008
$1.00	10,000	-	-	-	10,000	April 29, 2009
$0.675	400,000	-	-	-	400,000	August 29, 2009
$0.60	400,000	-	-	-	400,000	March 4, 2010
$0.50	1,420,000	-	-	-	1,420,000	May 18, 2010
$0.75	50,000	-	-	-	50,000	January 26, 2011
$0.625	50,000	-	-	-	50,000	April 27, 2011
$0.625	1,000,000	-	-	-	1,000,000	June 9, 2011
$0.65	50,000	-	-	-	50,000	June 19, 2011
$0.44	-	2,500,000	-	-	2,500,000	March 7, 2012
$0.60	-	1,000,000	-	-	1,000,000	June 12, 2012
	5,290,000	3,500,000	(1,450,000)	-	7,340,000

Weighted average
exercise price	$0.41	$0.49	$0.125	-	$0.51

Average
		Weighted	remaining
	Number of	Average	contractual
Details	Options	Exercise Price	life in years	Expiry
Vested as at				December 11, 2008 to
June 30, 2007	4,677,500	$0.49	3.22	June 12, 2012
Outstanding as at				December 11, 2008 to
June 30, 2007	7,340,000	$0.51	2.93	June 12, 2012

Subsequent to June 30, 2007, 450,000 options expiring December 11, 2008 and May 18, 2010 were exercised.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

ii)	- Continued

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

iii)

During the 2006 fiscal year, the Company granted stock options of 1,150,000 to employees and consultants of the Company. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $0.625 to $0.75 per share, expiring January 26, 2011 to June 19, 2011. The total fair value of the options granted was calculated to be $568,206. As at June 30, 2007, 862,500 of these options vested. Since options are granted under a graded vesting schedule, the Company recorded $35,858 in stock-based compensation expense and $36,110 has been recorded as mineral property costs in relation to these options during the current period.

During the period ended June 30, 2007 the Company granted stock options of 3,500,000 to employees of the Company. Each option entitles the holder to acquire one common share of the Company at an exercise prices ranging from $0.44 to $0.60 per share, expiring March 7, 2012 to June 12, 2012. The total fair value of the options granted was calculated to be $773,819. As at June 30, 2007, 875,000 of these options vested. Since options are granted under a graded vesting schedule, the Company recorded $276,637 in stock-based compensation expense during the current period.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005
Average risk free interest rate	4.34%	4.23%	3.35%
Average expected option life	3 years	3 years	3 years
Stock volatility – based on trading history	60.81%	136.24%	162.25%
Dividend payments during life of option	Nil	Nil	Nil

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

iv)

During 2006, the Company’s subsidiary, Cybele, granted 1,200,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25 USD per share, expiring June 9, 2011. The total fair value of the options granted was calculated to be $724,017. The Company recorded $47,549 in stock-based compensation expense and $47,426 has been recorded as mineral property costs in relation to these options for the period ended June 30, 2007.

In a recent continuous disclosure view, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC’s view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

A summary of the Cybele’s options at June 30, 2007 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	June 30,
Price	2006	Granted	Exercised	Cancelled	2007	Expiry date
$0.25USD	410,000	-	-	-	410,000	November 7, 2010
$0.25USD	1,200,000	-	-	-	1,200,000	June 9, 2011
	1,610,000	-	-	-	1,610,000
Weighted average
exercise price	$0.25USD	$-	$-	$-	$0.25USD

	Number of	Weighted Average
	Options	Exercise Price	Expiry
Vested as at June 30, 2007	1,310,000	$0.25USD	November 7, 2010 to June 9, 2011

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Average risk free interest rate	4.25%	3.86%
Average expected option life	3 years	3 years
Stock volatility – based on trading history	135.92%	147.91%
Dividend payments during life of option	Nil	Nil

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

iv)	– Continued

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

e)	Share Purchase Warrants

As at March 31, 2007, the following share purchase warrants are outstanding:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	June 30,
Price	2006	Issued	Exercised	Cancelled	2007	Expiry date
$1.00	4,350,000	-	-	-	4,350,000	January 12, 2008
	4,350,000	-	-	-	4,350,000

Weighted average
exercise price	$1.00	-	-	-	$1.00

8.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at June 30, 2007, amounts due to related parties consist of $65,064 (2006 - $38,300) owing to directors and an officer. These amounts include legal fees, furniture, staff and travel expenses. These amounts are non-interest bearing, unsecured and due on demand.

	b)	During the period, legal fees of $34,617 (2006 - $19,067) were paid to a law firm associated with an officer of the Company.

	c)	During this period director fees in the amount of $20,000 were paid to the independent directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

9.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

December
31, 2006

Loss before income taxes	$(1,635,838)

Expected income tax (recovery)	$(553,845)
Items not deductible for income tax
purposes	205,136
Unrecognized benefit of non-capital losses	348,709

Total income taxes	$-

Represented by:
Current income tax	$-
Future income tax	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

December
31, 2006

Future income tax assets (liabilities)
Financing costs	$6,452
Loss carry -forwards	1,028,976
Undepreciated capital cost in excess of
accounting net book value	21,765
Mineral properties	81,406

1,138,599
Valuation allowance	(1,138,599)

Net future income tax assets	$-

As at December 31, 2006, the Company has non-capital losses for Canadian tax purposes of approximately $2,515,726 available to offset against taxable income in future years, which, if unutilized, will expire through to 2016. In addition, the Company has tax losses for Australian purposes of approximately $568,702 available to offset against taxable income in future years for an indefinite period, subject to certain conditions. The Company has resource exploration expenditures of approximately $1,654,664 available to reduce taxable income of future years, subject to certain restrictions. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Canadian Funds
(Unaudited)

10.	Commitments

During the year, the Company signed a lease agreement for the rental of office space. The lease expires June 30, 2011. The future minimum lease obligations are as follows:

Amount
2007	$55,695
2008	114,251
2009	117,113
2010	117,113
2011	58,537
$462,709